Exhibit 99.1

POMDOCTOR LIMITED Accelerates AI-Enabled Chronic Disease Management and RWD Commercialization

GUANGZHOU, China, September 30, 2026 /PRNewswire/ -- POMDOCTOR LIMITED (“Pomdoctor” or the “Company”) (NASDAQ: POM), a digital healthcare company focused on advancing AI-enabled healthcare solutions, today provided an update on the continued progress in the development and commercialization of its AI-enabled chronic disease management ecosystem, including further optimization of its proprietary AI chronic disease management system, expanded real-world data (“RWD”) applications, and integrated in-hospital and out-of-hospital chronic disease management pilots.

Pomdoctor has completed multiple rounds of optimization of its AI chronic disease management system, leveraging multidimensional real-world healthcare data, including medication, diagnosis and treatment, patient behavioral, monitoring and healthcare payment data. Under its product roadmap, the system will continue to evolve across key capabilities, including risk identification, personalized chronic disease intervention and physician-patient follow-up workflows.

Through continuous data feedback, healthcare data generated during patient management can be integrated into and processed by the system to further refine its AI models and support physicians in evaluating health trends and developing more personalized management strategies. This closed-loop framework is intended to support Pomdoctor’s strategic transition from episodic healthcare services toward more continuous, data-driven and predictive chronic disease management. The Company’s AI architecture incorporates multi-source data standardization, risk identification, physician-assisted intervention and continuous model iteration to support this approach.

At the same time, Pomdoctor is advancing the commercial application of its RWD capabilities through pharmaceutical real-world studies (“RWS”), evidence-based research cooperation, B2B healthcare data services and chronic disease management collaborations with third-party healthcare institutions.

The Company’s RWD ecosystem includes physiological, medication, behavioral, remote patient monitoring and insurance-related data, providing a multidimensional foundation for healthcare research, patient management and other commercial applications. These initiatives also support the continued development of pharmaceutical RWS/RWD services, which the Company has identified as a core value driver within its four-tier diversified revenue structure.

In parallel, Pomdoctor is advancing integrated in-hospital and out-of-hospital chronic disease management pilots through its physician service network and digital healthcare infrastructure. The pilot model is designed to extend chronic disease management beyond individual clinical encounters through ongoing monitoring, physician follow-up, medication management and personalized intervention.

Mr. Zhenyang Shi, Chairman and Chief Executive Officer of Pomdoctor, commented, “Our focus is on translating AI and healthcare data into practical solutions that can be deployed in real healthcare scenarios. By continuously improving our chronic disease management system, expanding RWD applications and advancing integrated care pilots, we are strengthening the connection between our technology capabilities and commercial execution.

“We believe the combination of AI, real-world healthcare data and physician-led services can support a more continuous and predictive approach to chronic disease management. We will continue to advance technology development and commercialization as we build our predictive healthcare data and services infrastructure.”

About POMDOCTOR LIMITED

POMDOCTOR LIMITED (NASDAQ: POM) is a digital healthcare company focused on advancing AI-enabled healthcare solutions and expanding predictive healthcare capabilities. The Company leverages physician resources, wearable technologies, artificial intelligence, healthcare payment networks and real-world healthcare data to support more personalized, continuous and data-driven healthcare services. Building upon its established healthcare platform and physician network, POM is pursuing the development of a predictive healthcare data and services infrastructure designed to improve healthcare outcomes and create long-term value for patients, healthcare providers and other ecosystem participants. For more information, please visit the Company’s website: http://ir.7shiliu.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For more information, please contact:

POMDOCTOR LIMITED
Investor Relations Department
Email: ir@7lk.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com